EXHIBIT 21

SUBSIDIARIES

Name	State of Incorporation	D/b/a Name

Titan Energy Development, Inc.	Minnesota	Stanza Technologies

Stellar Energy Services, Inc.	Minnesota	Titan Energy Systems

Grove Power, Inc.	Florida	None